SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2006

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2006

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi TECHNOLOGIES HOLDINGS, INC.

SEC FORM 6-K

May 2006

Description	Page
Press Release, dated May 8, 2006	4

PSi TECHNOLOGIES REPORTS FIRST QUARTER 2006 RESULTS

Manila, Philippines – May 8, 2006 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the first quarter ended March 31, 2006:

First Quarter Financial Results

Revenues for the first quarter of 2006 totaled $22.1 million, a 4.1% sequential increase compared to $21.3 million in the previous quarter, and a 15.2% increase compared to revenues of $19.2 million in the first quarter of 2005. Revenues from Philippine operations totaled $19.9 million in first quarter, versus $19.1 million in the previous quarter. Sales of power semiconductor packages comprised $21.5 million of first quarter revenues versus $20.7 million in the previous quarter.

Revenues from the Company’s top 5 customers were $20.0 million, a 5.3% increase compared to $19.0 million in the previous quarter. The Company’s largest customers for the first quarter (in alphabetical order) were Infineon Technologies, ON Semiconductor, Philips, Power Integrations and ST Microelectronics. Products packaged for those customers are used in a variety of end-user applications, in particular for automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards.

“The Company’s revenues benefited from strong demand trends, a shift towards higher value packages, and pricing adjustments from ongoing operations realignment blueprint initiatives,” said Arthur J. Young, Jr. Chairman and Chief Executive Officer.

Cost of goods sold increased at a lower 1.1% sequential rate, owing to increased operating leverage, lower depreciation expense and improved cost management derived directly from implementation of the operations realignment blueprint. Consequently, consolidated gross margins expanded to 6.4% versus 3.6% in the previous quarter and (3.8)% in the same period last year. Philippine operations recorded gross margins of 7.0% in the first quarter, an improvement of more than 50% over the previous quarter.

Operating expenses were lower by 64.4% on a sequential basis to $2.2 million in the first quarter, versus $6.2 million in the previous quarter. Fourth quarter operating expenses included $3.9 million in asset impairment charges due primarily to the closure of China operations and secondarily from planned sale of remaining idle land. Excluding these charges, operating expenses registered a 3.1% and 2.7% reduction respectively, on a sequential and year-over-year basis. Operations realignment activities from administration and marketing contributed to the majority of cost savings. As a result of the above, operating loss margin declined further to (3.6)% in the first quarter versus (7.1)% in the fourth quarter (excluding special charges) and (15.6)% in the same period last year.

PSi Technologies Holdings, Inc.

First Quarter 2006 Results

“The financial improvement we have recognized in Q1 is a result of executing our operations realignment blueprint, lending specific focus in the areas of product portfolio pruning, overhead cost reduction and price increases on non-core packages,” said Gordon J. Stevenson, Chief Operating Officer. “Moving forward, we expect to increase our business opportunity in our Philippine Laguna Plant as a result of our strategic decision to consolidate manufacturing plants. Meanwhile, we expect to continue to plan further business improvements, especially in the areas of supply chain, purchasing and materials management.”

The expansion in gross and operating margins led directly to a 6.6% sequential increase in EBITDA to $2.6 million in the first quarter, equating to EBITDA margin of 11.6%. In the previous quarter, EBITDA and EBITDA margin was $2.4 million and 11.3%, respectively.

Net other expenses increased $0.5 million on a quarter-over-quarter basis owing to a $0.8 million charge from severance and other liquidation costs and expenses related to the discontinuation of China operations. Excluding this, net other expenses would have been lower by $0.3 million. The interest expense and debt issuance cost and discount amortization of the $4 million and $7 million senior subordinated exchangeable notes issued in July 2003 and in June 2005 was $0.56 million in the first quarter versus $0.75 million in the fourth quarter. The Company historically applied debt instrument accounting with respect to our exchangeable notes. The Company is currently evaluating whether FAS 133 should be applied with regard to the terms and conditions of the Exchangeable Notes.

Excluding the loss from discontinued operations and asset impairment charges, first quarter net loss was $(1.8) million or $(0.14) per outstanding share, compared to net loss of $(2.8) million or $(0.21) per outstanding share in the previous quarter. This is equivalent to a 35.8% sequential reduction in net loss for the first quarter. Including the loss from discontinued operations and asset impairment charges, net loss was $(2.6) million and $(6.8) million, respectively.

Package Development

We have reached the first one million units for QFN in the first quarter of 2006, which is the first critical milestone for this line. We are gradually increasing production volume on a monthly basis until it reaches its planned optimum level by the third to fourth quarter of 2006.

Balance Sheet Highlights

Cash and cash equivalents totaled $3.0 million in the first quarter, compared to $1.7 million at the end of 2005.

New acquisitions in property, plant and equipment totaled $1.6 million in the first quarter, mostly related to the purchase of equipment to improve capacity bottlenecks to accommodate new business.

Total current liabilities declined by $2.1 million to $36.0 million in the first quarter from $38.0 million as of December 31, 2005. The decline in current liabilities is attributable to the prepayment of $1.4 million in loans payable and $1.1 million reduction in trust receipts payable. Consequently, total bank debt declined to $12.2 million from $14.7 million in the fourth quarter. The long-term liability account of $3.7 million includes the carrying amount of the Exchangeable Notes issued in July 2003 and June 2005, net of discount representing the embedded conversion feature of the Note.

PSi Technologies Holdings, Inc.

First Quarter 2006 Results

As of March 31, 2006, tangible book value was $2.13 per share on 13,289,525 outstanding shares.

Business Outlook

“While the order book of the Company’s Philippine operations indicate growth for the coming quarters, we are resolutely committed towards managing this growth and our operations towards further operational improvements through the implementation of operations realignment blueprint activities,” said Young.

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.: Thelma G. Oribello (63 2) 838 44 89 tgoribello@psitechnologies.com.ph	At Financial Relations Board: Amy Cozamanis (310) 854 8314 acozamanis@financialrelationsboard.com

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

-Financial Tables Follow-

PSi Technologies Holdings, Inc.

First Quarter 2006 Results

PSi Technologies Holdings, Inc.

Unaudited Income Statement

(In US Dollars)

	For the Three Months Ended
	31-Mar-06	31-Dec-05	31-Mar-05
	Unaudited	Unaudited	Unaudited
REVENUES	$22,129,046	$21,250,623	$19,210,744
COST OF SALES	17,389,345	16,530,386	15,896,128
DEPRECIATION	3,324,088	3,951,920	4,040,894

GROSS PROFIT	1,415,612	768,317	(726,278)

OPERATING EXPENSES
Research and development	220,644	315,046	332,294
Stock compensation cost	59,988	59,988	59,988
Administrative expenses	1,629,998	1,563,077	1,621,267
Special charges	—	3,927,798	—
Marketing expenses	164,977	216,481	204,354
Freight out	136,279	127,320	54,359

Total Operating Expenses	2,211,885	6,209,711	2,272,261

LOSS FROM OPERATIONS	796,273	5,441,393	2,998,539

Interest and bank charges-net	(259,517)	(322,330)	(305,003)
Foreign exchange gains(losses)-net	(216,159)	(221,584)	69,904
Early retirement cost	—	(43,857)	—
Exchangeable Note interest and financing charges	(561,632)	(749,674)	(275,986)
Loss on Discontinued Operation	(757,753)	—	—
Miscellaneous	7,750	5,524	19,926

Net Other Expense	(1,787,310)	(1,331,921)	(491,160)

NET LOSS	$2,583,583	$6,773,314	$3,489,699

EBITDA	$2,568,202	$2,410,177	$1,359,816
No. of Shares Outstanding	13,289,525	13,289,525	13,289,525
EPS- based on Outstanding Shares	$(0.19)	$(0.51)	$(0.26)

Note:

■	Summations/numbers may differ due to rounding.

■	The accounts as presented herein have been revised to conform to their presentation under the 2004 Audited Financial Statements. More detailed information can be found in the documents (such as Form 20F) PSi files from time to time with the Securities and Exchange Commission.

PSi Technologies Holdings, Inc.

First Quarter 2006 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Balance Sheet

(In US Dollars)

	31-Mar-06	31-Dec-05
	Unaudited	Unaudited
ASSETS
Current Assets
Cash	$2,979,854	$1,623,911
Accounts receivable-net	11,614,623	14,196,392
Notes receivable on sale of land and building	727,075	959,633
Inventories-net	5,344,495	5,807,984
Other current assets-net	652,246	508,872

Total Current Assets	21,318,293	23,096,791

Noncurrent Assets
Investment and advances	143,364	144,181
Property, plant and equipment-net	45,490,912	47,284,206
Other noncurrent assets-net	1,014,231	752,218

Total Noncurrent Assets	46,648,508	48,180,605

	$67,966,801	$71,277,397

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$21,927,214	$21,512,208
Accounts payable CAPEX	1,816,876	1,748,194
Loans Payable	10,000,000	11,400,000
Trust receipts payable	2,223,611	3,365,693

Total Current Liabilities	35,967,701	38,026,094

Noncurrent Liabilities
Exchangeable Note	3,714,944	2,443,553

Total Noncurrent Liabilities	3,714,944	2,443,553

Stockhoders’ Equity
Capital stock-Philippine peso 1 2/3 par value
Authorized-37,058,100 shares
Issued and outstanding-13,289,525 shares	590,818	590,818
Additional paid-in capital	79,767,582	79,707,594
Deficit	(52,074,244)	(49,490,662)

Total Stockholders’ Equity	28,284,156	30,807,750

Total Liabilities and Stockholders’ Equity	$67,966,801	$71,277,397

PSi Technologies Holdings, Inc.

First Quarter 2006 Results

PSi Technologies Holdings, Inc

Unaudited Consolidated Statement of Cash Flows

(In US Dollars)

For the Three Months Ended March 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$(2,583,583)
Adjustments to reconcile net income to net cash provided by operating activities:
Stock compensation cost	59,989
Depreciation and amortization	3,484,065
Provision for retirement expense	45,373
Loss on discontinued operation	757,753
Amortization of debt issuance cost and discount	244,601
Interest expense on exchangeable note	271,944
Change in assets and liabilities:
Decrease (increase) in:
Accounts receivables	2,581,769
Notes receivable on sale of land and building	232,558
Inventories	463,489
Other Current Assets and tax credit receivable	(143,374)
Increase (decrease) in :
Accounts payable and other expenses	381,047

Net cash provided by operating activities	5,795,632

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(1,622,089)
Decrease (increase) in investments and advances	817
Decrease (increase) in other assets	(276,335)

Net cash used in investing activities	(1,897,607)

CASH FLOWS FROM FINANCING ACTIVITIES
Net availment/(payments) of short-term loans	(1,400,000)
Trust receipts and acceptances payable	(1,142,081)

Net cash provided by (used in) financing activities	(2,542,081)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,355,944

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	1,623,911

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,979,854

SUPPLEMENTAL INFORMATION ON NONCASH FINANCING AND INVESTING
Property and equipment acquired (paid) on account under accounts payable	68,683